Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Sibanye-Stillwater advances its uranium strategy, unlocking value through the sale of its Beatrix 4 shaft, which includes the Beisa uranium project

Johannesburg, 9 December 2024. Sibanye-Stillwater (JSE: SSW and NYSE: SBSW) is pleased to announce that it has agreed to sell its Beatrix 4 shaft, which includes the Beisa uranium project (the Transaction), to Neo Energy Metals Plc. (Neo Energy), in a transaction that will allow the Beisa uranium project to be developed by Neo Energy, while Sibanye-Stillwater will retain exposure to future uranium production. Neo Energy is a uranium exploration and development company listed on the main board of the London Stock Exchange (LSE) and dual-listed in South Africa on the A2X market. The Beisa uranium project, located at the Beatrix 4 shaft in the Free State Province of South Africa, accesses the Beisa uranium reef through the upper sections of the Beatrix 4 shaft infrastructure.

Beatrix 4 shaft was placed on care and maintenance by Sibanye-Stillwater in 2023 primarily due to declining gold reserves and a depressed uranium price, which has subsequently recovered, peaking at US$106/lb during January 2024. The outlook for the uranium market remains positive. Although the Beisa uranium project is not a capital priority for Sibanye-Stillwater, the transaction presents an opportunity for Neo Energy to develop the project while allowing Sibanye-Stillwater to maintain exposure to uranium production.

Key terms of the transaction

- Total Transaction consideration of R500 million, comprising R250 million in cash and R250 million in newly issued shares in Neo Energy (which on signing equates to Sibanye-Stillwater owning a shareholding of approximately 40% in Neo Energy)
- Sibanye-Stillwater will also receive a royalty on all uranium sold from the Beisa uranium project at varying rates depending on the spot uranium price (with a maximum of US$5.00/lb)
- Neo Energy will assume responsibility for all Beatrix 4 shaft rehabilitation and environmental liabilities

Transaction rationale

Through the Transaction, Sibanye-Stillwater will retain exposure to both the Beisa uranium project, and a listed junior uranium company. In addition, the Transaction immediately crystalises value for Sibanye-Stillwater shareholders and fast-tracks the possible development of the Beisa uranium project, without extending the Group balance sheet.

Key outstanding conditions precedent include:

- Neo Energy shareholder approval and a Rule 9 Waiver in terms of the City Code of Takeovers and Mergers (Neo Energy has secured 46% irrevocable support for the transaction from existing Neo Energy shareholders)
- Regulatory approval in terms of the Mineral and Petroleum Resources Development Act (MPRDA) for the transfer of Beatrix 4 shaft (inclusive of the Beisa uranium project) to Neo Energy which is expected to be finalised by Q4 2025.

Both Neo Energy and Sibanye-Stillwater are confident these conditions can be completed timeously.

Neal Froneman, CEO of Sibanye-Stillwater, commented: " The sale of this strategic uranium asset is in line with Sibanye-Stillwater's strategy to unlock value from our uranium assets. The sale of Beatrix 4 shaft and the Beisa uranium project realises immediate value for the Group. Through our direct shareholding in Neo Energy, we retain exposure to the uranium price and the future development of the project, while prioritising allocation of capital from the Group Balance sheet for projects currently under development."

About Sibanye-Stillwater

Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater is one of the world's largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to diversify its asset portfolio into battery metals mining and processing and increase its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. For more information refer to www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com
LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
X: https://twitter.com/SIBSTILL

Advisor to Sibanye-Stillwater: FutureTrack Mining Advisors Pty Limited
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this presentation may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "forecast", "potential", "may", "could" "believe", "aim", "anticipate", "target", "estimate" and words of similar meaning.

These forward-looking statements, including among others, those relating to Sibanye Stillwater Limited's (Sibanye-Stillwater or the Group) future financial position, business strategies, business prospects, industry forecasts, production and operational guidance, climate and ESG-related targets and metrics, and plans and objectives for future operations, project finance and the completion or successful integration of acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater's senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater's 2023 Integrated Report and annual report on Form 20-F filed with the Securities and Exchange Commission (SEC) on 26 April 2024 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this presentation. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). This information has not been reviewed by the Group's external auditors.

Websites
References in this announcement to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this announcement.